Exhibit 99.5

Affiliates of Siris Capital Group, LLC Enter into Agreements to Acquire Intralinks and Make Preferred Equity Investment in Synchronoss Technologies, Inc.

•	Transactions to Enable Intralinks and Synchronoss to Focus on Core Competencies and Execution of Strategic Objectives as Separately Capitalized Businesses

•	Intralinks to Become an Independent, Privately Owned Portfolio Company of Siris Capital Focused Exclusively on Serving Financial Services and Enterprise Customers with Virtual Data Room and Highly Secure Collaboration Solutions

•	Synchronoss to Remain Publicly Traded and Focus Exclusively on the Communications and Media Business

•	Leif O’Leary, Current Executive Vice President of Strategic Financials at Synchronoss, Expected to Serve as CEO of Intralinks Upon Completion of the Acquisition

•	Acquisition of Intralinks Expected to Close in mid-November 2017; Siris Investment in Synchronoss Expected to Close in the First Quarter of 2018

NEW YORK, October 17, 2017 – Siris Capital Group, LLC (“Siris”) today announced that investment funds affiliated with Siris have entered into a definitive agreement to acquire 100% of the common stock of Intralinks Holdings, Inc. (“Intralinks”), a global leader for secure data sharing and enterprise collaboration solutions and a wholly owned subsidiary of Synchronoss Technologies, Inc. (“Synchronoss”) (NASDAQ: SNCR), a leading provider of cloud-based, white-label software solutions for communications and media companies. Investment funds affiliated with Siris have also entered into a definitive agreement to make an investment in convertible preferred equity of Synchronoss.

Under the terms of the agreements, investment funds affiliated with Siris will acquire all of the stock of Intralinks for approximately $1 billion in consideration and Intralinks will become an independent, privately owned portfolio company of investment funds affiliated with Siris.

Under the terms of the agreements, investment funds affiliated with Siris will make an investment in convertible preferred equity of Synchronoss in an amount of $185 million. Siris’ investment would initially be convertible into approximately 19.8% of Synchronoss’s common stock and would involve certain approval and governance rights, including with respect to the composition of the board as well as certain consent rights relating to the company.

Acquisition of Intralinks

Intralinks is a leading global provider of cloud-based virtual data room and highly secure team collaboration solutions to financial institutions and enterprises. Intralinks delivers a mission-critical product offering to some of the largest financial services companies in the world and is well-positioned to meet the needs of major banks and other corporations in highly regulated industries seeking to automate document-centric, collaborative workflows. Following consummation of the acquisition, Intralinks will be an independent, privately owned portfolio company of investment funds affiliated with Siris.

Leif O’Leary, the current Executive Vice President of Strategic Financials for Synchronoss, is expected to assume the role of Chief Executive Officer of Intralinks following the consummation of the Intralinks acquisition. Mr. O’Leary joined Intralinks in 2013 and, prior to Synchronoss’s acquisition of the company in January 2017, served as Executive Vice President of Worldwide Sales and Services at Intralinks. Mr. O’Leary brings to the CEO position deep operating experience at Intralinks and nearly 25 years of relevant B2B industry experience.

Al Zollar, executive partner at Siris, commented on the acquisition of Intralinks and the pending CEO appointment of Mr. O’Leary: “Intralinks has been a leader, innovator, and trusted partner in secure enterprise collaboration for over 20 years, with the product capabilities, scale, and expertise to serve the demanding and evolving needs of large financial services and enterprise customers worldwide. Looking to the future, Siris sees great talent and potential within the organization, and is excited to partner with Intralinks to support and accelerate the company’s mission to solve its customers’ data sharing and collaboration needs. I have utmost confidence in Leif’s ability to lead Intralinks through this next chapter of focused growth and innovation.”

Mr. O’Leary commented: “I am honored to have the opportunity to lead a refocused and reenergized Intralinks as we start this new and exciting chapter of our evolution. By reemerging as a standalone company, we will enhance and accelerate our growth and deliver more value to our customers, partners, and employees. Siris is the ideal partner for a number of reasons: it has deep domain expertise in enterprise communications and collaboration, a strong deal-making pedigree and first-hand financial services experience, a strong operational focus, and a shared commitment to customer enablement and success. All these qualities make Siris a natural strategic and financial partner for Intralinks.”

The Intralinks transaction is subject to specified closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other foreign antitrust regulatory approvals. Upon completion of the acquisition of Intralinks, which is expected to be consummated in mid-November 2017, Intralinks will become wholly owned by investment funds affiliated with Siris.

Investment in Synchronoss

Synchronoss is a leading provider of cloud-based, white-label software solutions to communications and media companies. Synchronoss’s solutions help improve the subscriber experience, enhance subscriber monetization, and reduce operating costs for mobile operators. The transaction with Siris, an experienced investor in the telecommunications sector, will enable Synchronoss to refocus its operations and strategy on its core market and help the company preserve financial flexibility to drive sustainable growth.

Kai Oistamo, executive partner at Siris, stated: “Siris’ investment in Synchronoss is consistent with the firm’s strategy of investing in companies that deliver mission-critical solutions and maintain deeply embedded and trusted customer relationships. It is a strong validation of Synchronoss’s solid business and market fundamentals, and will support a refocused strategy dedicated exclusively to communications and media companies following the divestiture of Intralinks. Siris’ investment in Synchronoss, combined with the acquisition of Intralinks, will allow each company to focus on its respective products, customers, operations, and the promising market opportunities that lie ahead.”

The investment in Synchronoss is subject to specified closing conditions, including the closing of the sale of Intralinks, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other foreign antitrust regulatory approvals, as well as certain other regulatory conditions. The investment is expected to be consummated in the first quarter of 2018.

Financing and Advisors

Equity financing will be provided by investment funds affiliated with Siris and certain co-investors. Committed debt financing for the Intralinks transaction will be provided by RBC Capital Markets, Golub Capital, and Macquarie Capital. Evercore, Macquarie Capital, Moelis & Company LLC, and RBC Capital Markets are acting as financial advisors to Siris. Wachtell, Lipton, Rosen & Katz is acting as corporate counsel to Siris and Greenberg Traurig, LLP is acting as financing counsel to Siris in connection with the transactions.

Goldman Sachs & Co. and PJT Partners are acting as financial advisors and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is acting as legal advisor to Synchronoss in connection with the transactions.

For further information regarding the terms and conditions contained in the definitive merger agreement, please see Synchronoss’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About Intralinks, Inc. | Intralinks

Intralinks supports high-stakes financial transactions, partnership negotiations and strategic initiatives across the globe. With over $34 trillion worth of financial transactions executed on its platform, Intralinks supports the entire deal lifecycle by streamlining operations, reducing risk, improving client experience, increasing visibility and better engaging deal participants. In its 20-year history Intralinks has earned the trust and business of more than 99 percent of the Global Fortune 1000. For more information, visit www.intralinks.com.

About Synchronoss Technologies, Inc. | Synchronoss

Synchronoss (NASDAQ: SNCR) is an innovative software company that helps communications and media companies realize and execute their goals for mobile transformation now. Its simple,

powerful and flexible solutions serve millions of mobile subscribers and a large portion of the Fortune 500 worldwide today. For more information, visit www.synchronoss.com.

About Siris Capital Group, LLC | Siris Capital

Siris is a leading private equity firm focused on making control investments in data, telecommunications, technology and technology-enabled business service companies. Integral to Siris’ investment approach is its partnership with exceptional senior operating executives, or Executive Partners, who work with Siris to identify, validate and operate investment opportunities. Their significant involvement allows Siris to partner with management to add value both operationally and strategically. To learn more, visit us at www.siriscapital.com.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed transactions between Siris and Synchronoss, including statements regarding the benefits of the proposed transactions and the anticipated timing of the proposed transactions. Forward-looking statements can be generally identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Siris’ current expectations and are not guarantees of future performance or results. These statements are subject to various risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the proposed transactions may not be completed in a timely manner, or at all (including that one closes but not the other); the failure to satisfy the conditions to the consummation of the proposed transactions, including the risk that a regulatory approval that may be required for the proposed transactions is not obtained, or could only be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction agreements; the effect of the announcement or pendency of the proposed transactions on Synchronoss’s business relationships, operating results, and business generally; the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the proposed transactions may not be fully realized or may take longer to realize than expected; risks related to the equity and debt financing and related guarantee arrangements entered into in connection with the proposed transactions; risks regarding the failure to obtain the necessary financing to complete the proposed transactions; risks that the proposed transactions disrupt current plans and operations of Synchronoss; risks related to diverting management’s attention from Synchronoss’s ongoing business operations; risks related to the outcome of any legal proceedings that may be instituted against Synchronoss, its officers or directors related to the proposed transactions; risks related to the cost and outcome of any other pending and future litigations or investigations; and risks related to the ongoing and uncompleted nature of the Synchronoss’s accounting review. Synchronoss is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission (“SEC”). These forward-looking statements speak only as of the date on which the statements were made. Siris undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

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